UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Hansen Medical, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

411307101
(CUSIP Number)

January 19, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 100,000
	6	SHARED VOTING POWER 6,932,718
	7	SOLE DISPOSITIVE POWER 100,000
	8	SHARED DISPOSITIVE POWER 6,932,718
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,032,718
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.73%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,832,146
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,832,146
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,832,146
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.06%
12	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,518,646
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,518,646
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,518,646
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.21%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,304,072
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,304,072
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,304,072
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.18%
12	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Institutional Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 686,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 686,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 686,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.15%
12	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Offshore Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 69,922
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 69,922
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,922
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.12%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Ten Fund Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,234,150
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,234,150
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,234,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.06%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc. Employees’ Retirement plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 90,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 90,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.15%
12	TYPE OF REPORTING PERSON (See Instructions) EP

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Feinberg Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
12	TYPE OF REPORTING PERSON (See Instructions) OO

This Amendment No. 2 to Schedule 13G (this "Amendment No. 2") is being filed with respect to the shares of common stock, $0.0001 par value ("Common Stock") of Hansen Medical, Inc., a Delaware corporation (the "Company"), to amend the Schedule 13G filed on September 12, 2011 as amended by Amendment No. 1 filed on January 25 , 2012, collectively, (the “Schedule 13G”). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 4.	Ownership:

Item 4 of the Schedule 13G is hereby amended and restated as follows:

The percentages used herein and in the rest of this Amendment No. 2 are calculated based upon a total of 59,936,680 shares of Common Stock, which number is based on 55,151,990 shares of Common Stock issued and outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q  filed on November 7, 2011, plus 4,784,690 new shares of Common Stock issued on or about November 9, 2011, as reported on the Issuer’s Form 8-K filed on November 7, 2011.

The beneficial ownership of the Reporting Persons is set forth below. This filing and any future amendments hereto shall not be considered an admission by any of the Reporting Persons that a “group” exists, or that any Reporting Person is a beneficial owner of shares beneficially owned by any other Reporting Person named herein.

A.    Larry Feinberg

(a) Amount beneficially owned: 7,032,718

(b) Percent of class: 11.73%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 100,000

(ii) Shared power to vote or direct the vote: 6,932,718

(iii) Sole power to dispose or direct the disposition: 100,000

(iv) Shared power to dispose or direct the disposition: 6,932,718

B.     Oracle Associates, LLC

(a) Amount beneficially owned: 5,518,646

(b) Percent of class: 9.21%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 5,518,646

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 5,518,646

C.     Oracle Investment Management, Inc.

(a) Amount beneficially owned: 1,304,072

(b) Percent of class: 2.18%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,304,072

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,304,072

D.     Oracle Partners, LP

(a) Amount beneficially owned: 4,832,146

(b) Percent of class: 8.06%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 4,832,146

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 4,832,146

E    . Oracle Institutional Partners, LP

(a) Amount beneficially owned: 686,500

(b) Percent of class: 1.15%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 686,500

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 686,500

F.     Oracle Offshore Limited

(a) Amount beneficially owned: 69,922

(b) Percent of class: 0.12%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 69,922

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 69,922

G.     Oracle Ten Fund Master, LP

(a) Amount beneficially owned: 1,234,150

(b) Percent of class: 2.06%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,234,150

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,234,150

H. Oracle Investment Management, Inc. Employees’ Retirement Plan

(a) Amount beneficially owned: 90,500

(b) Percent of class: 0.15%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 90,500

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 90,500

I.     The Feinberg Family Foundation

(a) Amount beneficially owned: 19,500

(b) Percent of class: 0.03%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 19,500

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 19,500

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2012

/s/ Larry Feinberg

Larry Feinberg, Individually

ORACLE ASSOCIATES, LLC

By: /s/ Larry Feinberg

Larry Feinberg, Managing Member

ORACLE PARTNERS, LP

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry Feinberg

Larry Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC

By: /s/ Larry Feinberg

Larry Feinberg, President

ORACLE INSTITUTIONAL PARTNERS, LP

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry Feinberg

Larry Feinberg, Managing Member

ORACLE TEN FUND MASTER, LP

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry Feinberg

Larry Feinberg, Managing Member

ORACLE OFFSHORE LIMITED

By: /s/ Larry Feinberg

Larry Feinberg, Director

THE FEINBERG FAMILY FOUNDATION

By: /s/ Larry Feinberg

Larry Feinberg, Trustee

ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES’ RETIREMENT PLAN

By: /s/ Aileen Wiate

Aileen Wiate, Trustee